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                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.          )*
                                         ---------


                         ACCESS ANYTIME BANCORP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 00431F 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Kenneth J. Huey, Jr.
                                 P.O. Box 1572
                  Clovis, New Mexico 88102     (505) 762-4417
--------------------------------------------------------------------------------

                               October 30, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

CUSIP No. 00431F 10 5                                     Page  1  of  3  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kenneth J. Huey, Jr.   ###-##-####
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*
     00
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                74,064
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                74,064
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     74,064
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.0% (Based on the number of shares outstanding and options granted as of October 31, 1997: 1,243,076 shares)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the common stock $.01 par value, of ACCESS ANYTIME BANCORP, INC. ("Issuer"), 801 Pile, Clovis, New Mexico 88101.

ITEM 2.  IDENTITY AND BACKGROUND

(a) NAME: Kenneth J. Huey, Jr. ("Reporting Person")
(b) BUSINESS ADDRESS: PO Box 1572, Clovis, New Mexico 88102
(c) PRINCIPAL OCCUPATION: Banker
(d) NO
(e) NO
(f) USA

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 30, 1997, options relating to 20,000 shares of Issuer's common stock were granted by the Board to the Reporting Person. Another 30,000 shares are beneficially owned via options previously granted and which are currently exercisable. No funds have been used to acquire such options.

The other 24,064 shares were previously purchased by the Reporting Person either through exercising previous options granted or over-the-counter. Some borrowed funds, from individuals, were used to purchase some of the previously held 24,064 shares.

This report does not include the effect of 2% stock dividend declared by the Board to all shareholders of record as of October 31, 1997, payable December 1, 1997.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Person acquired his shares of common stock for investment purposes only. The Reporting Person is a member of the Board of Directors and President/CFO of the Issuer. The Issuer's shareholders approved the 1997 Stock Option and Incentive Plan on May 30, 1997 at the Annual Shareholders Meeting and options for 25,000 shares were granted under this Plan on May 30, 1997 and 20,000 shares were granted under the Plan on October 30, 1997. The securities reported herein also include options for 5,000 shares granted under a prior Stock Option Plan.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) A grant of options for 20,000 shares of common stock was made by the Issuer's Board of Directors to the Reporting Person on October 30, 1997. A Grant of options for 25,000 shares of common stock was made by the Issuer's Board of Directors to the Reporting Person on May 30, 1997. The 45,000 shares granted were made under the 1997 Stock Option and Incentive Plan. A grant of options for 5,000 shares of common stock was made by the issuer's Board of

Directors to the Reporting Person on June 26, 1996 under a prior Stock Option Plan. The 50,000 options are currently exercisable, but none have been exercised. The options are held solely by the Reporting Person, but it is anticipated that any shares acquired on exercise of such options would be held jointly with the Reporting Person's wife as described in
Item 5(b) below.

Please refer to Items 8, 10 and 13 on the cover for the aggregate number of shares beneficially owned and percentage of the class held. Please refer to the above paragraph for the number of shares which the Reporting Person has the right to acquire.

(b) The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 24,064 shares which are owned jointly with his wife Diana Huey, whose address if 108 Sandzen, Clovis, New Mexico, principal occupation is secondary education teacher, and citizenship is USA.

(c) During the past sixty (60) days, there have been no transactions in shares of Common Stock by the Reporting Person or a member of his family making purchases of such shares. The receipt of options during the past sixty (60) days, is disclosed in Item 5(a) above.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None

SIGNATURE

    AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


11-10-97                          /s/ KENNETH J. HUEY, JR.
------------------                ------------------------------
DATE                              KENNETH J. HUEY, JR.